

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

October 25, 2012

<u>**Via Email**</u>
Darryl Reed
Chief Executive Officer
Next Generation Energy Corp.
7351 N. Lockport Place
Lorton, VA 22079

Re: **Next Generation Energy Corp.**
Preliminary Information Statement filed on Schedule 14C
Filed on October 11, 2012
File No. 002-74785-B

Dear Mr. Reed:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

CC: Via E-mail
Robert J. Mottern, Esq.
Investment Law Group